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SEC FILE NUMBER 1-34543
CUSIP NUMBERS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy Future Competitive Holdings Company LLC

Full Name of Registrant

Former Name if Applicable

Energy Plaza, 1601 Bryan Street

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form required to respond unless the form displays a currently valid OMB control number

(Attach extra sheets if needed)

Energy Future Holdings Corp. (“EFH Corp.”), Energy Future Competitive Holdings Company LLC (“EFCH”), Texas Competitive Electric Holdings Company LLC (“TCEH”), and Energy Future Intermediate Holding Company LLC (“EFIH” and together with EFH Corp., EFCH and TCEH, the “Companies”), principals of EFH Corp.’s existing equity holders and certain unaffiliated holders of claims against the Companies and certain of their subsidiaries, together with professional advisors to such parties, are engaging in discussions regarding the terms and conditions to various restructuring alternatives to facilitate the creation of a sustainable capital structure for the Companies.

Given the constructive nature of these ongoing discussions, TCEH has elected not to make certain interest payments due April 1, 2014 and to use the permitted grace periods as permitted in the applicable debt agreements. TCEH’s decision of how much of the applicable grace periods to use before pursuing any restructuring alternative will be evaluated based on various factors, including the status of the discussions described herein. There is no guarantee that these discussions will result in an agreement.

In consideration of liquidity issues affecting EFH Corp. and its subsidiaries (other than Oncor Electric Delivery Holdings Company LLC and its subsidiaries) and TCEH’s anticipated inability to repay debt obligations due in 2014, it is expected that the reports of the independent registered public accounting firm that accompany the audited consolidated financial statements for the year ended December 31, 2013 included in the Annual Reports on Form 10-K for the year ended December 31, 2013 to be filed by EFH Corp., EFCH and EFIH will each contain an explanatory paragraph regarding substantial doubt about the applicable registrant’s ability to continue as a going concern. The Credit Agreement, dated October 10, 2007, by and among TCEH, as borrower, EFCH and certain of TCEH’s subsidiaries, as guarantors, and the members of the lending syndicate and certain other agents (as amended, modified or otherwise supplemented, the “TCEH Credit Agreement”), contains a covenant requiring TCEH to deliver annual financial statements that are not qualified as to the status of TCEH and its subsidiaries as a going concern. As a result of the anticipated inclusion of the explanatory paragraph regarding substantial doubt about TCEH’s ability to continue as a going concern, TCEH will not be in compliance with this covenant. The TCEH Credit Agreement provides for a 30-day grace period for a breach of this covenant before an event of default may be deemed to have occurred. The current principal amount outstanding under the TCEH Credit Agreement is approximately $22.635 billion.

A breach of this covenant in the TCEH Credit Agreement would result in defaults under debt agreements at different entities within EFH Corp.’s capital structure as a result of cross acceleration or default provisions. Upon the occurrence of an event of default under any of these debt agreements, unless the borrower files for Chapter 11 bankruptcy protection, the lenders or noteholders thereunder could elect to declare all amounts outstanding under such debt agreements to be immediately due and payable and/or terminate all commitments to extend further credit. Such actions by those lenders or noteholders would cause cross defaults or accelerations under other obligations. If the borrower of such debt were unable to repay those amounts, the lenders or noteholders could proceed against any collateral granted to them to secure such debt. In the case of a default under debt that is guaranteed, holders of such debt could also seek to enforce the guarantees. If lenders or noteholders accelerate the repayment of all borrowings, EFH Corp. and its subsidiaries would not have sufficient assets and funds to repay those borrowings. Such occurrence (or the failure to reach agreement in the discussions described above) would result in EFH Corp. and its applicable subsidiaries (but not Oncor Electric Delivery Holdings Company LLC and its subsidiaries) filing for protection under Chapter 11 of the US Bankruptcy Code.

In consideration of the additional time required to evaluate the effects of these events on the financial statements and disclosures included in the Companies’ Annual Reports on Form 10-K, such Form 10-Ks cannot be timely filed without unreasonable effort and expense.

Concurrently with the filing of this Form 12b-25, EFH Corp., EFIH and EFCH have filed a Current Report on Form 8-K that includes information regarding the discussions with creditors of the Companies, the election not to make certain interest payments, and related matters.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stanley J. Szlauderbach	(214)	812-4600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. Although the registrant believes that in making any such forward-looking statement its expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under Item 1A, “Risk Factors” and the discussion under Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Report on Form 10-K filed by EFCH in 2013. Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, the registrant undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the registrant to predict all of them; nor can the registrant assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. As such, readers should not unduly rely on such forward-looking statements.

Energy Future Competitive Holdings Company LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014	By:	/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President & Controller